Exhibit 99.3

CAPITALIZATION AND INDEBTEDNESS OF TOTAL

(unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of December 31, 2019, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars (“dollars” or “$”) or in euros (“euros” or “€”).

At December 31, 2019
(in millions of dollars)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	6,083
Current financial debt	8,736
Current portion of financial instruments for interest rate swaps liabilities	424
Other current financial instruments — liabilities	63
Financial liabilities directly associated with assets held for sale	340

Total current financial debt	15,646

Non-current financial debt	47,773
Non-controlling interests	2,527
Shareholders’ equity
Common shares	8,123
Paid-in surplus and retained earnings	121,170
Currency translation adjustment	(11,503)
Treasury shares	(1,012)

Total shareholders’ equity — Group share	116,778

Total capitalization and non-current indebtedness	167,078

As of December 31, 2019, TOTAL S.A. had an authorized share capital of 3,593,399,547 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,601,881,075 ordinary shares (including 15,474,234 treasury shares from shareholders’ equity).

As of December 31, 2019, approximately $6,438 million of the Group’s non-current financial debt was secured and approximately $41,335 million was unsecured, and all of the Group’s current financial debt of $8,736 million was unsecured. As of December 31, 2019, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness. For more information about TOTAL’s off balance sheet commitments and contingencies, see Note 13.1 of the Notes to TOTAL’s audited Consolidated Financial Statements in its Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on March 20, 2019, as amended on April 26, 2019.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since December 31, 2019.